Exhibit 99.1

Press release

The Paris Court of appeal rules in favour of Biophytis in the case against Negma Group Ltd

●	On July 16th July 2021, the Paris Court had imposed on Biophytis a penalty payment of EUR 1,500,000 in favour of Negma Group Ltd, following a judgment of the Paris Commercial Court

●	On September 8th 2022, the Paris Court of Appeal partially reversed the judgment of the Enforcement Judge of the Paris Commercial Court

●	Negma Group Ltd is ordered to reimburse Biophytis the sum of 1 million euros

Paris (France), Cambridge (Massachusetts, U.S.),   September 13th, 2022, 8am CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today announces that on the 8th of September 2022 the Paris Court of Appeal rendered a decision in the case between Biophytis and Negma Group Ltd.

As a reminder :

●	In a judgment dated 16 July 2021, the enforcement judge of the Paris Court of First Instance had :

-	Liquidated the penalty imposed by the judgment of the Paris Commercial Court of March 16, 2021 at EUR 1,500,000 and ;

-	Ordered Biophytis to pay this amount to Negma;

-	EUR 50,000 per day of delay (hereinafter the "Judgment") (see press release dated July 19, 2021, available on the Company's website).

●	Biophytis had (i) appealed the Judgment on July 23, 2021, and (ii) executed the Judgment by proceeding, on July 27, 2021, to the payment of the fine of 1,500,000 euros, in addition to the payment of 8,000 euros under Article 700 of the French Code of Civil Procedure.

Following a judgment dated 8 September 2022, the Paris Court of Appeal :

- Reversed the Judgment;

- Liquidated the penalty imposed by the Paris Commercial Court's judgment of 16 March 2021 at 500,000 euros;

- Dismissed Negma Group Ltd's request for the imposition of a new astreinte;

- Rejected Biophytis' request pursuant to Article 700 of the French Code of Civil Procedure;

- Condemned Negma Group Ltd to pay the costs of the appeal.

Press release

Consequently, Negma Group Ltd is ordered to reimburse Biophytis the sum of 1,000,000 euros paid to by Biophytis, in addition to the costs of the appeal.

The proceedings on the merits initiated by Negma Group Ltd against Biophytis in June 2020 are currently under appeal in the Paris Court of Appeal.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It has also been studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2021 Yearly Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr  +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr  +33 7 62 77 69 42